ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

February 24, 2014

Via EDGAR

Mr. John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”), on behalf of its series, the Riverside Frontier
Markets Fund (the “Fund”)
File Nos. 333-183945 and 811-22747

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 16 (“PEA 16”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended.

PEA 16 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 9 (“PEA 9”) filed on December 9, 2013 on Form N-1A. PEA 16 (i) reflects changes to PEA 9 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on January 28, 2014, (ii) includes certain other information not previously included in PEA 16, and (iii) includes certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on January 28, 2014 to PEA 9, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 9.

Mr. John Grzeskiewicz

February 24, 2014

Prospectus

SUMMARY SECTION

Fees and Expenses of the Fund (Page 3)

1.

Staff Comment: The Staff requests that the Registrant consider deleting the parenthetical language at the end of the line items titled “Maximum Sales Charge (Load) Imposed on Purchases” and “Maximum Deferred Sales Charge” in the fees and expenses table.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

2.

Staff Comment: The Staff requests that the Registrant confirm whether the Fund expects to incur any acquired fund fees and expenses. If so, the Fund’s fees and expenses table should be revised accordingly.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Principal Investment Strategies of the Fund (Page 5)

3.

Staff Comment: The Staff stated that the 1940 Act and Staff guidance requires a mutual fund to disclose any policy to concentrate its investments in any industry or group of industries and that a fund investing more than 25% of its assets in an industry is concentrating in that industry. The Staff requested that, if the Fund intends to concentrate its investments in the financial services industry, the Registrant revise the disclosure accordingly.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure to state that the Fund may concentrate its investments in the financial services industry.

Principal Investment Strategies of the Fund (Page 5)

4.

Staff Comment: The Staff requests that the Registrant revise the disclosure in the Fund’s prospectus to indicate, if applicable, that foreign securities in which the Fund may invest include both equity and debt securities.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Fund currently intends to invest in only foreign equity securities and has revised the disclosure accordingly.

Mr. John Grzeskiewicz

February 24, 2014

Principal Investment Strategies of the Fund (Pages 4-6)

5.	Staff Comment: The Staff requests that the Registrant revise the disclosure under “Principal Investment Strategies of the Fund” in accordance with Item 4(a) of Form N-1A.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

MORE ON THE FUND’S INVESTMENTS AND RELATED RISKS

What are the Principal Securities in Which the Fund Invests? (Page 14)

6.

Staff Comment: The Staff requests that the Registrant confirm supplementally that, to the extent the Fund uses derivatives, the Fund intends to segregate assets or otherwise cover such positions in accordance with applicable law and Staff guidance.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that, to the extent the Fund uses derivatives, it intends to segregate assets or otherwise cover such positions in accordance with applicable law and Staff guidance.

What are the Principal Securities in Which the Fund Invests? (Page 15)

7.

Staff Comment: With respect to the derivatives disclosure included in the Fund’s prospectus, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Registrant’s Response: As it pertains to its derivative investment options, the Fund acknowledges that it has read and will abide by the limitations set forth in the Staff’s July 30, 2010 letter to the Investment Company Institute.

BUYING, EXCHANGING AND REDEEMING SHARES

Buying, Exchanging and Redeeming Shares (Pages 22-27)

8.	Staff Comment: The Staff requests that the Registrant revise the disclosure under “Buying, Exchanging and Redeeming Shares” in accordance with Item 11 of Form N-1A.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure to allow investors to make direct purchases of the Fund’s Investor Class shares and, therefore, the disclosure has been revised in

Mr. John Grzeskiewicz

February 24, 2014

accordance with Item 11 of Form N-1A. The Registrant notes, however, that PEA 9 was initially drafted so as not to allow investors to make direct purchases of the Fund’s Investor Class or Institutional Class shares and, if the Fund had determined to retain this disclosure, it is the Registrant’s position that the disclosure would have complied with Item 11 of Form N-1A and that no further disclosure would have been required.

Statement of Additional Information

ADDITIONAL INVESTMENT ACTIVITIES AND RISKS

9.

Staff Comment: Some investments and investment practices described in the Fund’s SAI are not mentioned in the prospectus. To the extent the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that, in the event the Fund engages in certain investments and investment activities which are disclosed in the Fund’s SAI under the caption “ADDITIONAL INVESTMENT ACTIVITIES AND RISKS” (pages 2-32), but which are not discussed in the prospectus, such investments and activities will not materially affect the performance of the Fund or the decision of an investor to purchase Fund shares.

* * * * *

The Registrant and the Fund hereby acknowledge that:

—	the Registrant and the Fund are responsible for the adequacy and accuracy of the disclosure in the filings;
—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * * * *

Mr. John Grzeskiewicz

February 24, 2014

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (720) 917-0651. Thank you.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary

cc:	Aisha Hunt, Esq.

    Dechert LLP

Peter H. Schwartz, Esq.

    Davis Graham & Stubbs LLP

Brian Simmons

    Riverside Advisors, LLC